

S W E E T W A T [
C A P I T A L

# Gregg Parise · 3rd

Member Board of Directors at Fancy.com

Del Mar, California · 500+ connections · **Contact info**

 **Sweetwater Capital Partners**

 **Harvard Business Sc**

## Experience



### Managing Partner
Sweetwater Capital Partners
Jan 2018 – Present · 2 yrs 6 mos
Greater San Diego Area



### CEO & Founder
Collabor8 Partners
Jan 2012 – Present · 8 yrs 6 mos
Del Mar CA



### Member Board of Directors
Fancy.com
Jan 2019 – Present · 1 yr 6 mos
New York, United States



### Member Board Of Directors
Hookit | Sponsorship Analytics & Valuation
Sep 2017 – Present · 2 yrs 10 mos



**Member Board Of Directors**
Pledgeling
Aug 2017 – Present · 2 yrs 11 mos

**Show 5 more experiences** ⌄

## Education



**Harvard Business School**
Investment Management Executive Education
2019 – 2019



**University of Southern California - Marshall School of Business**
MBA
2009 – 2011



**San Diego State University-California State University**
Bachelor of Science (B.S.), Finance
1989 – 1992



